Exhibit 99.1

Press Release

3rd September 2014

Manchester United plc Announces Fourth Quarter and Fiscal 2014 Earnings Report Date

MANCHESTER, England—(BUSINESS WIRE)—Sep. 3, 2014— Manchester United plc (NYSE: MANU) (the “Company”), one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth, today announced that it will report fourth quarter and fiscal 2014 full year results on Wednesday, 10 September 2014, at approximately 7:00 a.m. ET. The Company will host a conference call on Wednesday, 10 September 2014, at 8:00 a.m. ET to discuss the results.

A live, listen-only webcast of the conference call will be available on Manchester United’s investor relations website at http://ir.manutd.com. Thereafter, a replay of the webcast will be available for thirty days.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 136-year heritage we have won 62 trophies, enabling us to develop the world’s leading sports brand and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, new media & mobile, broadcasting and match day.

Source: Manchester United plc

Contacts

Investor Relations:	Media: Philip Townsend
Samanta Stewart	Manchester United plc
+44 207 054 5928	+44 161 868 8148
ir@manutd.co.uk	philip.townsend@manutd.co.uk